UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 1-3560

________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401K SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan the address of the principal executive office:

4350 Congress Street, Suite 600

Charlotte, North Carolina 28209

Glatfelter 401(k)
Savings Plan

Financial Statements and
Supplementary Information

December 31, 2020 and 2019

Glatfelter 401(k) Savings Plan

Table of Contents

December 31, 2020 and 2019

Page No.

Report of Independent Registered Public Accounting Firm1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 12

Supplementary Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

Investment Committee and Participants of the Glatfelter 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2017.

Rochester, New York

June 24, 2021

Glatfelter 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at Fair Value
Money Market Funds	$21,028,493	$—
Mutual Funds	79,498,512	—
Common Collective Trusts	27,207,980	—
Unitized Stock Fund	3,328,872	—
Plan interest in the Glatfelter 401(k) Savings and Profit Sharing Master Trust	—	77,652,255
Notes Receivable from Participants	525,700	401,484

Net Assets Available for Benefits	$131,589,557	$78,053,739

See Notes to Financial Statements.

Glatfelter 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Net Appreciation in Fair Value of Investments	$12,510,129	$—
Interest and Dividends	1,094,628	—
Investment Income in Interest in Glatfelter 401(k) Savings and Profit Sharing Master Trust	2,219,879	18,502,601
Interest on Notes Receivable from Participants	23,716	28,630
Contributions
Participants	1,483,124	1,493,261
Rollovers	737,607	1,944,789
Employer	673	844,562

Total Contributions	2,221,404	4,282,612

Benefits Paid to Participants	(14,565,213)	(36,642,272)
Administrative Expenses	(4,320)	(3,762)
Net Increase (Decrease) In Net Assets	3,500,223	(13,832,191)
Net Transfers from the Glatfelter 401(k) Savings Plan for Hourly Employees	35,913,966	—
Transfers from the Glatfelter Retirement Plan	14,121,629	—
Net Assets Available for Benefits
Beginning of Year	78,053,739	91,885,930

End of Year	$131,589,557	$78,053,739

See Notes to Financial Statements.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1 - Description of Plan

General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan, as restated effective January 1, 2016, and subsequently amended covers all eligible salaried employees of Glatfelter Corporation‘s Pennsylvania (“PA”) Group and its Fort Smith (“FS”) Group, each as defined in the Plan document, (collectively, the “Company”) who have completed 30 days service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger  Effective September 21, 2020, the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Hourly Plan”) merged into the Plan (the “Merger”). The Hourly Plan covered hourly employees of the Company’s Pennsylvania (“PA”) Group and its Ohio (“OH”) Group, each as defined in the Plan document. As a result of the Merger, the Hourly Plan’s accounts and assets totaling approximately $35,914,000 were transferred to the Plan. In addition, the Glatfelter 401(k) Savings and Profit Sharing Master Trust which prior to the merger was comprised of the interests of the Hourly Plan and the Plan was dissolved.

Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions – Each year, each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan document. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

Prior to May 31, 2019, the Company provided a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll deduction contributions for PA and OH employees. For FS employees, the Company contributed a fixed contribution of 3% of eligible earnings and a matching contribution in an amount equal to 50% of the first 6% of the participants payroll deduction.

Effective May 31, 2019 the Company amended the Plan and no longer provides matching contributions. The Company provides a discretionary non-elective contribution to all participants (“Discretionary Contribution”). The discretionary contribution as a percent of eligible wages was 11% in 2020 and 7% in 2019.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan also accepts rollover contributions from other qualified defined benefit or defined contribution plans.

Eligible participants may elect to contribute a portion, or all, of any profit sharing bonus they receive, subject to Internal Revenue Service (“IRS”) mandated maximum contributions, in addition to any payroll deduction savings and Company Discretionary Contributions described above. Participants may change their investment allocations at any time.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Participants may allocate contributions among available investment options. Employer contributions are made in cash and participants choose the investment funds into which these cash contributions are invested. Participants can change their investment allocations at any time; however, no more than 15% of any contributions may be directed into the Glatfelter Stock Fund.

Replacement Suspense Account – In connection with the 2019 termination of the overfunded Glatfelter Retirement Plan (the “Pension Plan”), the Plan is intended to serve as a qualified replacement plan within the meaning of section 4980(d) of the Code. As such, the Plan established a suspense account (the “Replacement Suspense Account”) and in 2020, transferred $14,121,629 of reversionary excess Pension Plan Assets into the Replacement Suspense Account. Monies available in the Replacement Suspense Account will be allocated to participant accounts to fund the Discretionary Contributions discussed above in Note 1. During 2020, $2,044,899 from the Replacement Suspense Account was used to fund employer discretionary contributions and the balance in the Replacement Suspense Account was $12,084,289 at December 31, 2020.

Participant Accounts and Vesting – Participant payroll deduction contributions, rollover contributions, catch‑up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. For PA employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

FS employees become fully vested in matching and fixed employer contributions upon attaining 3 years of service and are 0% vested until that time. OH Group employees are fully vested in matching contributions upon receipt by the Plan.

For all participants, the Company Discretionary Contributions are 100% vested after three years.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) the Plan’s earnings, and (c) an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is equal to the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions. During 2019, Company contributions were reduced by $8,123 from forfeited non-vested accounts. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $146,392 and $57,641, respectively.

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000,

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

in the absence of specific participant direction, the balance will be distributed in a direct rollover to an Individual Retirement Account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

In certain instances, participants may withdraw amounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources or upon obtaining age 59 ½.

As a result of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which was signed into law on March 27, 2020, qualified individuals were permitted through December 31, 2020 to take a distribution in an amount up top $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. In addition, individuals taking this distribution have the option to spread the tax over three years with the ability to recontribute up to the full amount of the distributions within three years and not be subjected to tax as a result.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2020, interest rates ranged from 4.25% to 6.50% with maturity dates ranging from 2021 to 2034. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest.

As a result of the CARES Act, the participant loan limit was temporarily increased to the lesser of $100,000 or 100% of the participant’s vested account balance. This increase was permitted for loans granted from March 27, 2020 through September 23, 2020. In addition, repayments of loans due between March 27, 2020 and December 31, 2020 may be deferred up to one year upon participant request.

Administrative Costs – Administrative costs of the Plan are absorbed by the Company, with certain exceptions. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments – Investments held in the Plan and formerly in the Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value. See Note 3 for a discussion of the fair value measurements.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund's investment earnings activity to and thus are not separately identifiable as an expense.

Revenue Credit Account – The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan. During 2020 and 2019, the Plan received revenue credits of $34,047 and $30,079, respectively. These funds may be used to pay plan expenses or allocated to each participant who has an account balance at the time of allocation. During 2020 and 2019, $70,815 and $0, respectively, was allocated to participants from the revenue credit account. At December 31, 2020 and 2019, revenue credit accounts totaled $10,000 and $29,857, respectively.

Recent Accounting Standards - In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Plan’s financial statements.

Note 3 – Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1

Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2

Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Level 3

Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models discounted cash flows, and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Quoted market prices are used to value money market and mutual fund investments. The unitized stock fund is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund. Common collective trusts and commingled pension funds are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

The following tables set forth the Plan’s investments at fair value. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

December 31, 2020
Level 1
Money market funds	$21,028,493
Mutual funds	79,498,512
Unitized stock fund	3,328,872

Total investments measured at fair value – Level 1	103,855,877

Common collective trusts, at net asset value (a)	27,207,980

Investments at fair value	$131,063,857

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 4 - Master Trust Information

Prior to the Merger discussed in Note 1 and dissolution of the Master Trust, investments of the Plan were maintained, along with the investments of the Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee as defined by the Plan ("Trustee").

The Plan’s specific interest in the Master Trust was credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation or depreciation in fair value of investments and income from investments was allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

The following table sets forth the assets of the Master Trust and the Plan’s interest in the Master Trust for the period indicated:

	December 31, 2019
	Master Trust	Plan
Assets
Money market funds	$5,706,162	$3,089,901
Mutual funds	76,691,849	51,599,397
Unitized stock fund	4,189,367	2,633,542
Commingled pension fund	30,048,093	20,329,415

Net Assets Available for Benefits	$116,635,471	$77,652,255

The following table presents investment income for the Master Trust for the periods indicated including investments bought and sold, as well as held during the periods.

	January 1, 2020 through September 21, 2020	Year ended December 31, 2019

Net appreciation in fair value of investments	$2,975,648	$27,507,654
Interest and dividends	618,855	2,636,034

Total investment income	$3,594,503	$30,143,688

During 2020 and 2019, the Plan received an allocation of 62% and 61%, respectively, of the net investment income in the Master Trust. Investment income is allocated to each plan based on the Plan’s specific interest attributed to the underlying assets of the Master Trust.

The following table sets forth the Master Trust’s investments at fair value. Other than investments measured at net asset value, the fair value of all investments are considered Level 1 within the fair value hierarchy:

December 31, 2019
Level 1
Money market fund	$5,706,162
Mutual funds	76,691,849
Unitized stock fund	4,189,367

Total investments measured at fair value – Level 1	86,587,378

Investments measured at net asset value (a)	30,048,093

Investments at fair value	$116,635,471

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient in the Master Trust as of December 31, 2019. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019
Commingled pension funds at Fair Value	$30,048,093
Unfunded Commitments	N/A
Redemption Frequency (if currently eligible)	Daily
Redemption Notice Period	30 days

Note 5 - Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

In the event of a complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Note 6 - Tax Status

The Plan obtained a determination letter on April 6, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Related Party Transactions

The Plan provides participants the election of an investment in Glatfelter’s common stock through the Glatfelter Stock Fund, a unitized company stock fund. As of December 31, 2020 and 2019, the Plan and the Master Trust, respectively, held common stock issued by the Company as follows:

	Years ended December 31,
	2020	2019
Shares of Glatfelter Corporation common stock	198,305	224,207
Fair value	$3,248,236	$4,102,988

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, recordkeeping and investment management fees are netted against net appreciation and investment income in the interest in the Master Trust in the Statements of Changes in Net Assets Available for Benefits.

The following table sets forth information related to the Plan's investments in or, in 2019, interest in the Master Trust’s investments in Glatfelter Corporation common stock fund.

	Years ended December 31,
	2020	2019
Units of the Glatfelter common stock fund	195,451	148,118
Per-unit price	$16.62	$17.78
Equivalent shares of Glatfelter common stock	198,305	143,909

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on the participant's investment is based on the value of units, which, in turn, is determined by the market price of Glatfelter common stock and by the interest earned on a percentage of the fund's market value held in a money market fund. Glatfelter common stock held by the Plan as of the end of 2020 and 2019 had a market value of $3,328,872 and $2,633,542, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

Certain investments in the Plan are in shares of mutual funds and a money market fund that were managed by an entity related to the Trustee.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related-party transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Purchases made by the Plan or the Master Trust for the investment in the Company’s common stock amounted to $148,577 and $49,488 for the years ended December 31, 2020 and 2019, respectively. Sales made by the Plan or the Master Trust for the investment in the Company’s common stock amounted to $709,765 and $2,959,078 for the years ended December 31, 2020 and 2019, respectively.

Note 8 - Risks and Uncertainties

The Plan invests in various securities including money market funds, mutual funds, the Company stock fund, and commingled funds. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

The Plan considers individual investment fund balance totaling more than approximately 10% of total net assets available for benefits of the Plan or the Master Trust’s assets to be representative of concentrations of investments. As of December 31, 2020 and 2019, the Plan or the Master Trust had investments of $46,774,042 and $44,666,812, respectively, concentrated in two funds. As of December 31, 2020, and 2019, these investments consisted of approximately 36% and 38% of total net assets available for benefits, respectively.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and significant impact on the global economy. The value of the Plan’s investments has and will fluctuate in response to changing market conditions and, therefore, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the pandemic, and acceptance rates of associated vaccines, continues to evolve as of the date of this report.

Note 9 – Subsequent event

On May 13, 2021, the Company completed the acquisition of Georgia-Pacific’s U.S-based nonwovens business. As a result, approximately 140 employees of the acquired business became eligible to participate in the Plan.

Glatfelter 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2020

Employer Identification Number: 23-0628360
Plan Number: 017
December 31, 2020
(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Schwab Indexed Retirement Trust Fund 2020	Collective Common Trust	N/A	$5,547,871
	Schwab Indexed Retirement Trust Fund 2025	Collective Common Trust	N/A	6,695,552
	Schwab Indexed Retirement Trust Fund 2030	Collective Common Trust	N/A	4,477,433
	Schwab Indexed Retirement Trust Fund 2035	Collective Common Trust	N/A	4,003,316
	Schwab Indexed Retirement Trust Fund 2040	Collective Common Trust	N/A	3,048,311
	Schwab Indexed Retirement Trust Fund 2045	Collective Common Trust	N/A	1,099,889
	Schwab Indexed Retirement Trust Fund 2050	Collective Common Trust	N/A	1,407,859
	Schwab Indexed Retirement Trust Fund 2055	Collective Common Trust	N/A	913,436
	Schwab Indexed Retirement Trust Fund 2060	Collective Common Trust	N/A	14,313
	Vanguard Total International Stock Index Fund	Mutual Trust	N/A	3,722,470
	Vanguard Equity Income Admiral Shares	Mutual Fund	N/A	1,201,950
	Vanguard Federal Money Market Fund	Money Market	N/A	12,084,289

Glatfelter 401(k) Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b)	(c)	(d)	(e)
*	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Vanguard Extended Market Index Fund; Institutional Shares	Mutual Fund	N/A	10,648,838
	Goldman Sachs Small/Mid Cap Growth Fund;R6	Mutual Fund	N/A	2,666,766
	Diamond Hill Small-Mid Cap Fund; Y	Mutual Fund	N/A	1,968,262
*	Glatfelter Corporation	Common stock	N/A	3,328,872
*	Fidelity Intermediate Bond Fund	Mutual Fund	N/A	4,927,512
*	Fidelity Puritan Fund;K	Mutual Fund	N/A	5,407,475
*	Fidelity US Bond Index Fund	Mutual Fund	N/A	2,181,197
*	Fidelity 500 Index Fund	Mutual Fund	N/A	20,936,959
*	Fidelity Government Money Market Fund Premium Class	Money Market	N/A	8,944,204
*	Fidelity Contrafund K6 Fund	Mutual Fund	N/A	25,837,083
*	Participant Loans	4.25% - 6.50%; maturing 2021 through 2034	N/A	525,700
			TOTAL	$131,589,557
*denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 24, 2021	By:	/s/ Eileen L. Beck

Name: Eileen L. Beck
Title: Vice President, Global Human Resources and Administration

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Insero & Co. CPAs, LLP, Independent Registered Public Accounting Firm, filed herewith.